EXHIBIT 12.4

RATIO OF TOTAL DEBT TO EBITDA (AS DEFINED)
(Dollars in Thousands)

	1998	1999	2000	2001	2002
Total debt	$45,000	$266,557	$261,601	$413,209	$408,952
EBITDA (as defined)	43,547	50,562	54,011	70,955	97,463

Ratio	1.0	5.3	4.8	5.8	4.2

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